Matthews International Funds

Four Embarcadero Center, Suite 550

San Francisco, CA 94111

(415) 788-7553

April 28, 2016

VIA EDGAR CORRESPONDENCE

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 “F” Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration
Matthews International Funds (the “Registrant”)
File Nos. 811-08510 and 033-78960
Post-Effective Amendment No. 68 (the “Amendment”)

Dear Ms. Dubey:

Pursuant to Rule 461 under the Securities Act of 1933 (the “1933 Act”), as amended, the Registrant hereby requests that the effective date for the above-referenced Amendment to its registration statement on Form N-1A, filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2016 pursuant to Rule 485(a) under the 1933 Act, be accelerated so that it may become effective on Friday, April 29, 2016, or as soon thereafter as practicable. The Amendment was filed with respect to a proposed new series of the Registrant, the Matthews Asia Credit Opportunities Fund, and to respond to comments from the Commission staff on that disclosure.

We plan to file a post-effective amendment to the registration statement pursuant to Rule 485(b) under the 1993 Act on or before April 29, 2016, which post-effective amendment will contain updated financial information for the fiscal year ended December 31, 2015 as well as other appropriate non-material updates.

The Registrant acknowledges the following: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 28, 2016

Very truly yours,

Matthews International Funds		Foreside Funds Distributors LLC, as principal underwriter of shares of the Registrant

By:	/s/ William J. Hackett	By:	/s/ Mark A. Fairbanks
	William J. Hackett		Mark A. Fairbanks
	President		Vice President

cc:        Matthews International Capital Management, LLC